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02047136

1-10749

P.E. 7-1-02

RECEIVED JUL 2002 WASH. D.C.

PROCESSED AUG 06 2002 THOMSON FINANCIAL

# FORM 6-K
# SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

**Report of Foreign Private Issuer**

**Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934**

For the month of JULY, 20 02

TELEPHONES OF MEXICO
(Translation of registrant's name into English)

PARQUE VIA 190, COL. CUAUHTEMOC, 06599 MEXICO, D.F. MEXICO
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X.... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

## Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONOS DE MEXICO, S.A. DE C.V.
(Registrant)

By: [signature]
(Signature)*

ADOLFO CEREZO P.
CHIEF FINANCIAL OFFICER

Date JULY 29, 2002

* Print the name and title of the signing officer under his signature.

# TELEFONOS DE MEXICO, S. A. DE C. V.

July 26, 2002

COPY OF THE LETTER FILED WITH:

Mr. Jorge Familiar Calderón
Vice President of Stock Market Supervision
National Securities Commission
Insurgentes Sur 1971, Torre Norte, 10th floor
01020 Mexico D.F.

Re: Purchase of Shares of Teléfonos de México, S.A. de C.V.

Dear Mr. Familiar Calderón:

On behalf of Teléfonos de México, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on July 11, 2001 and at the general meetings of shareholders on August 7, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, Telmex on July 26, 2002 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 1'000,000 class "L" shares of Telmex at an aggregate price of $14'023,700.00. This purchase was effected through Inversora Bursátil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to tenth provision of Circular 11-34, the Bolsa Mexicana de Valores, S.A. de C.V., has been requested to notify public investors, by means of the Boletín Bursátil, the information contained herein, pursuant to the twelfth provision of Circular 11-33 issued by the National Banking and Securities Commission.

Sincerely,

Adolfo Cerezo Pérez
Chief Financial Officer

# TELEFONOS DE MEXICO, S. A. DE C. V.

July 25, 2002

COPY OF THE LETTER FILED WITH:

Mr. Jorge Familiar Calderón
Vice President of Stock Market Supervision
National Securities Commission
Insurgentes Sur 1971, Torre Norte, 10th floor
01020 Mexico D.F.

Re: Purchase of Shares of Teléfonos de México, S.A. de C.V.

Dear Mr. Familiar Calderón:

On behalf of Teléfonos de México, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on July 11, 2001 and at the general meetings of shareholders on August 7, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, Telmex on July 25, 2002 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 1'500,000 class "L" shares of Telmex at an aggregate price of $21'161,950.00. This purchase was effected through Inversora Bursátil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to tenth provision of Circular 11-34, the Bolsa Mexicana de Valores, S.A. de C.V., has been requested to notify public investors, by means of the Boletín Bursátil, the information contained herein, pursuant to the twelfth provision of Circular 11-33 issued by the National Banking and Securities Commission.

Sincerely,

Adolfo Cerezo Pérez
Chief Financial Officer

# TELEFONOS DE MEXICO, S. A. DE C. V.

July 24, 2002

COPY OF THE LETTER FILED WITH:

Mr. Jorge Familiar Calderón
Vice President of Stock Market Supervision
National Securities Commission
Insurgentes Sur 1971, Torre Norte, 10th floor
01020 Mexico D.F.

Re: Purchase of Shares of Teléfonos de México, S.A. de C.V.

Dear Mr. Familiar Calderón:

On behalf of Teléfonos de México, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on July 11, 2001 and at the general meetings of shareholders on August 7, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, Telmex on July 24, 2002 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 1'000,000 class "L" shares of Telmex at an aggregate price of $13'884,000.00. This purchase was effected through Inversora Bursátil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to tenth provision of Circular 11-34, the Bolsa Mexicana de Valores, S.A. de C.V., has been requested to notify public investors, by means of the Boletín Bursátil, the information contained herein, pursuant to the twelfth provision of Circular 11-33 issued by the National Banking and Securities Commission.

Sincerely,

Adolfo Cerezo Pérez
Chief Financial Officer

# TELEFONOS DE MEXICO, S. A. DE C. V.

July 23, 2002

COPY OF THE LETTER FILED WITH:

Mr. Jorge Familiar Calderón
Vice President of Stock Market Supervision
National Securities Commission
Insurgentes Sur 1971, Torre Norte, 10th floor
01020 Mexico D.F.

Re: Purchase of Shares of Teléfonos de México, S.A. de C.V.

Dear Mr. Familiar Calderón:

On behalf of Teléfonos de México, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on July 11, 2001 and at the general meetings of shareholders on August 7, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, Telmex on July 23, 2002 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 1'200,000 class "L" shares of Telmex at an aggregate price of $16'822,302.00. This purchase was effected through Inversora Bursátil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to tenth provision of Circular 11-34, the Bolsa Mexicana de Valores, S.A. de C.V., has been requested to notify public investors, by means of the Boletín Bursátil, the information contained herein, pursuant to the twelfth provision of Circular 11-33 issued by the National Banking and Securities Commission.

Sincerely,

Adolfo Cerezo Pérez
Chief Financial Officer

# TELEFONOS DE MEXICO, S. A. DE C. V.

July 22, 2002

COPY OF THE LETTER FILED WITH:

Mr. Jorge Familiar Calderón
Vice President of Stock Market Supervision
National Securities Commission
Insurgentes Sur 1971, Torre Norte, 10th floor
01020 Mexico D.F.

Re: Purchase of Shares of Teléfonos de México, S.A. de C.V.

Dear Mr. Familiar Calderón:

On behalf of Teléfonos de México, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on July 11, 2001 and at the general meetings of shareholders on August 7, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, Telmex on July 22, 2002 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 500,000 class "L" shares of Telmex at an aggregate price of $7'321,000.00. This purchase was effected through Inversora Bursátil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to tenth provision of Circular 11-34, the Bolsa Mexicana de Valores, S.A. de C.V., has been requested to notify public investors, by means of the Boletín Bursátil, the information contained herein, pursuant to the twelfth provision of Circular 11-33 issued by the National Banking and Securities Commission.

Sincerely,

Adolfo Cerezo Pérez
Chief Financial Officer

# MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: TELMEX
TELEFONOS DE MEXICO, S.A. DE C.V.

Quarter: 2 Year: 2002

**CONSOLIDATED FINANCIAL STATEMENT**

AT JUNE 30 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

| REF S | CONCEPTS | QUARTER OF PRESENT | | QUARTER OF PREVIOUS | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| 1 | **TOTAL ASSETS** | **163,265,223** | **100** | **157,686,027** | **100** |
| 2 | **CURRENT ASSETS** | **34,942,345** | **21** | **31,715,215** | **20** |
| 3 | CASH AND SHORT-TERM INVESTMENTS | 10,729,611 | 7 | 5,004,377 | 3 |
| 4 | ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) | 17,165,920 | 11 | 19,470,117 | 12 |
| 5 | OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE | 5,449,835 | 3 | 5,104,093 | 3 |
| 6 | INVENTORIES | 0 | 0 | 0 | 0 |
| 7 | OTHER CURRENT ASSETS | 1,596,979 | 1 | 2,136,628 | 1 |
| 8 | **LONG-TERM** | **984,058** | **1** | **2,222,849** | **1** |
| 9 | ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) | 0 | 0 | 0 | 0 |
| 10 | INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED | 938,945 | 1 | 1,175,426 | 1 |
| 11 | OTHER INVESTMENTS | 45,113 | 0 | 1,047,423 | 1 |
| 12 | **PROPERTY, PLANT AND EQUIPMENT** | **117,694,866** | **72** | **111,403,707** | **71** |
| 13 | PROPERTY | 0 | 0 | 0 | 0 |
| 14 | MACHINERY AND INDUSTRIAL | 247,522,397 | 152 | 223,554,135 | 142 |
| 15 | OTHER EQUIPMENT | 0 | 0 | 0 | 0 |
| 16 | ACCUMULATED DEPRECIATION | 140,034,486 | 86 | 123,268,116 | 78 |
| 17 | CONSTRUCTION IN PROGRESS | 10,206,955 | 6 | 11,117,688 | 7 |
| 18 | **DEFERRED ASSETS (NET)** | **831,582** | **1** | **1,510,108** | **1** |
| 19 | **OTHER ASSETS** | **8,812,372** | **5** | **10,834,148** | **7** |
| 20 | **TOTAL LIABILITIES** | **103,138,472** | **100** | **105,120,948** | **100** |
| 21 | **CURRENT LIABILITIES** | **25,027,102** | **24** | **41,013,827** | **39** |
| 22 | SUPPLIERS | 0 | 0 | 0 | 0 |
| 23 | BANK LOANS | 5,655,117 | 5 | 16,630,922 | 16 |
| 24 | STOCK MARKET LOANS | 2,403,643 | 2 | 7,161,749 | 7 |
| 25 | TAXES TO BE PAID | 2,842,019 | 3 | 3,404,738 | 3 |
| 26 | OTHER CURRENT LIABILITIES | 14,126,323 | 14 | 13,816,418 | 13 |
| 27 | **LONG-TERM LIABILITIES** | **59,407,694** | **58** | **45,663,435** | **43** |
| 28 | BANK LOANS | 27,053,944 | 26 | 21,847,635 | 21 |
| 29 | STOCK MARKET LOANS | 32,353,750 | 31 | 23,815,800 | 23 |
| 30 | OTHER LOANS | 0 | 0 | 0 | 0 |
| 31 | **DEFERRED LOANS** | **13,980,361** | **14** | **11,910,455** | **11** |
| 32 | **OTHER LIABILITIES** | **4,723,315** | **5** | **6,533,231** | **6** |
| 33 | **CONSOLIDATED STOCK HOLDERS' EQUITY** | **60,126,751** | **100** | **52,565,079** | |
| 34 | MINORITY INTEREST | | | | |
| 35 | MAJORITY INTEREST | **60,126,751** | **100** | **52,565,079** | **100** |
| 36 | **CONTRIBUTED CAPITAL** | **37,912,729** | **63** | **38,521,932** | **73** |
| 37 | PAID-IN CAPITAL STOCK (NOMINAL) | 325,731 | 1 | 335,948 | 1 |
| 38 | RESTATEMENT OF PAID-IN CAPITAL STOCK | 26,935,391 | 45 | 27,534,008 | 52 |
| 39 | PREMIUM ON SALES OF SHARES | 10,651,607 | 18 | 10,651,976 | 20 |
| 40 | CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES | 0 | 0 | 0 | 0 |
| 41 | **CAPITAL INCREASE (DECREASE)** | **22,214,022** | **37** | **14,043,147** | **27** |
| 42 | RETAINED EARNINGS AND CAPITAL RESERVE | 76,149,757 | 127 | 70,763,621 | 135 |
| 43 | REPURCHASE FUND OF SHARES | 0 | 0 | 0 | 0 |
| 44 | EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY | (63,413,582) | (105) | (69,859,424) | (133) |
| 45 | NET INCOME FOR THE YEAR | 9,477,847 | 16 | 13,138,950 | 25 |

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELMEX**
**TELEFONOS DE MEXICO, S.A. DE C.V.**

QUARTER: **2** YEAR: **2002**

**CONSOLIDATED FINANCIAL STATEMENT**
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF S | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| 3 | **CASH AND SHORT-TERM INVESTMENTS** | **10,729,611** | 100 | **5,004,377** | 100 |
| 46 | CASH | 1,143,354 | 11 | 787,178 | 16 |
| 47 | SHORT-TERM INVESTMENTS | 9,586,257 | 89 | 4,217,199 | 84 |
| 18 | **DEFERRED ASSETS (NET)** | **831,582** | 100 | **1,510,108** | 100 |
| 48 | AMORTIZED OR REDEEMED | 606,505 | 73 | 744,808 | 49 |
| 49 | GOODWILL | 225,077 | 27 | 765,300 | 51 |
| 50 | DEFERRED TAXES | 0 | 0 | 0 | 0 |
| 51 | OTHERS | 0 | 0 | 0 | 0 |
| 21 | **CURRENT LIABILITIES** | **25,027,102** | 100 | **41,013,827** | 100 |
| 52 | FOREING CURRENCY LIABILITIES | 5,650,291 | 23 | 7,046,695 | 17 |
| 53 | MEXICAN PESOS LIABILITIES | 19,376,811 | 77 | 33,967,132 | 83 |
| 24 | **STOCK MARKET LOANS** | **2,403,643** | 100 | **7,161,749** | 100 |
| 54 | COMMERCIAL PAPER | 2,403,643 | 100 | 7,161,749 | 100 |
| 55 | CURRENT MATURITIES OF MEDIUM TERM | 0 | 0 | 0 | 0 |
| 56 | CURRENT MATURITIES OF BONDS | 0 | 0 | 0 | 0 |
| 26 | **OTHER CURRENT LIABILITIES** | **14,126,323** | 100 | **13,816,418** | 100 |
| 57 | OTHER CURRENT LIABILITIES WITH COST | 0 | 0 | 0 | 0 |
| 58 | OTHER CURRENT LIABILITIES WITHOUT COST | 14,126,323 | 100 | 13,816,418 | 100 |
| 27 | **LONG-TERM LIABILITIES** | **59,407,694** | 100 | **45,663,435** | 100 |
| 59 | FOREING CURRENCY LIABILITIES | 50,655,574 | 85 | 45,128,054 | 99 |
| 60 | MEXICAN PESOS LIABILITIES | 8,752,120 | 15 | 535,381 | 1 |
| 29 | **STOCK MARKET LOANS** | **32,353,750** | 100 | **23,815,800** | 100 |
| 61 | BONDS | 0 | 0 | 0 | 0 |
| 62 | MEDIUM TERM NOTES | 32,353,750 | 100 | 23,815,800 | 100 |
| 30 | **OTHER LOANS** | **0** | 100 | **0** | 100 |
| 63 | OTHER LOANS WITH COST | 0 | 0 | 0 | 0 |
| 64 | OTHER LOANS WITHOUT COST | 0 | 0 | 0 | 0 |
| 31 | **DEFERRED LOANS** | **13,980,361** | 100 | **11,910,455** | 100 |
| 65 | NEGATIVE GOODWILL | 0 | 0 | 0 | 0 |
| 66 | DEFERRED TAXES | 13,114,933 | 94 | 10,933,079 | 92 |
| 67 | OTHERS | 865,428 | 6 | 977,376 | 8 |
| 32 | **OTHER LIABILITIES** | **4,723,315** | 100 | **6,533,231** | 100 |
| 68 | RESERVES | 4,723,315 | 100 | 6,533,231 | 100 |
| 69 | OTHERS LIABILITIES | 0 | 0 | 0 | 0 |
| 44 | **EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY** | **(63,413,582)** | 100 | **(69,859,424)** | 100 |
| 70 | ACCUMULATED INCOME DUE TO MONETARY | (12,060,908) | (19) | (12,204,947) | (17) |
| 71 | INCOME FROM NON-MONETARY POSITION | (51,352,674) | (81) | (57,654,477) | (83) |

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: TELMEX
TELEFONOS DE MEXICO, S.A. DE C.V.

QUARTER: 2 YEAR: 2002

**CONSOLIDATED FINANCIAL STATEMENT**
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

| REFS | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| 72 | WORKING CAPITAL | 9,915,243 | (9,298,612) |
| 73 | PENSIONS FUND AND SENIORITY | 4,723,315 | 6,533,231 |
| 74 | EXECUTIVES (*) | 150 | 149 |
| 75 | EMPLOYERS (*) | 12,143 | 12,936 |
| 76 | WORKERS (*) | 52,519 | 55,032 |
| 77 | CIRCULATION SHARES (*) | 13,029,228,431 | 13,437,923,320 |
| 78 | REPURCHASED SHARES (*) | 135,619,237 | 572,176,680 |

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

# MEXICAN STOCK EXCHANGE
# SIFIC / ICS

STOCK EXCHANGE CODE: TELMEX
TELEFONOS DE MEXICO, S.A. DE C.V.

QUARTER: 2 YEAR: 2002

## CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

| REF R | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| 1 | NET SALES | 53,555,334 | 100 | 55,924,853 | 100 |
| 2 | COST OF SALES | 27,081,382 | 51 | 27,139,281 | 49 |
| 3 | GROSS INCOME | 26,473,952 | 49 | 28,785,572 | 51 |
| 4 | OPERATING | 7,543,791 | 14 | 8,250,278 | 15 |
| 5 | OPERATING INCOME | 18,930,161 | 35 | 20,535,294 | 37 |
| 6 | TOTAL FINANCING | 3,971,843 | 7 | (650,765) | (1) |
| 7 | INCOME AFTER FINANCING COST | 14,958,318 | 28 | 21,186,059 | 38 |
| 8 | OTHER FINANCIAL OPERATIONS | 0 | 0 | 0 | 0 |
| 9 | INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING | 14,958,318 | 28 | 21,186,059 | 38 |
| 10 | RESERVE FOR TAXES AND WORKERS' PROFIT SHARING | 5,363,260 | 10 | 7,793,960 | 14 |
| 11 | NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING | 9,595,058 | 18 | 13,392,099 | 24 |
| 12 | SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES | (117,211) | 0 | (253,149) | 0 |
| 13 | CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION | 9,477,847 | 18 | 13,138,950 | 23 |
| 14 | INCOME OF DISCONTINUOUS OPERATIONS | 0 | 0 | 0 | 0 |
| 15 | CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS | 9,477,847 | 18 | 13,138,950 | 23 |
| 16 | EXTRAORDINARY ITEMS NET EXPENSES | 0 | 0 | 0 | 0 |
| 17 | NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES | 0 | 0 | 0 | 0 |
| 18 | NET CONSOLIDATED INCOME | 9,477,847 | 18 | 13,138,950 | 23 |
| 19 | NET INCOME OF MINORITY INTEREST | | | | |
| 20 | NET INCOME OF MAJORITY INTEREST | 9,477,847 | 18 | 13,138,950 | 23 |

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **TELMEX** QUARTER: **2** **2002**
**TELEFONOS DE MEXICO, S.A. DE C.V.**

**CONSOLIDATED EARNING STATEMENT**
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

| REF R | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| 1 | **NET SALES** | **53,555,334** | **100** | **55,924,853** | 100 |
| 21 | DOMESTIC | 52,064,145 | 97 | 54,706,486 | 98 |
| 22 | FOREIGN | 1,491,189 | 3 | 1,218,367 | 2 |
| 23 | TRANSLATED INTO DOLLARS (***) | 157,967 | 0 | 123,337 | 0 |
| 6 | **TOTAL FINANCING COST** | **3,971,843** | 100 | **(650,765)** | **100** |
| 24 | INTEREST PAID | 3,130,174 | 79 | 3,507,054 | 539 |
| 25 | EXCHANGE LOSSES | 2,819,803 | 71 | 0 | 0 |
| 26 | INTEREST EARNED | 572,872 | 14 | 906,632 | 139 |
| 27 | EXCHANGE PROFITS | 0 | 0 | 2,147,778 | 330 |
| 28 | GAIN DUE TO MONETARY POSITION | (1,405,262) | (35) | (1,103,409) | (170) |
| 8 | **OTHER FINANCIAL OPERATIONS** | **0** | **100** | **0** | **100** |
| 29 | OTHER NET EXPENSES (INCOME) NET | 0 | 0 | 0 | 0 |
| 30 | (PROFIT) LOSS ON SALE OF OWN | 0 | 0 | 0 | 0 |
| 31 | (PROFIT) LOSS ON SALE OF SHORT-TERM | 0 | 0 | 0 | 0 |
| 10 | **RESERVE FOR TAXES AND WORKERS' PROFIT SHARING** | **5,363,260** | **100** | **7,793,960** | **100** |
| 32 | INCOME TAX | 4,657,216 | 87 | 5,643,759 | 72 |
| 33 | DEFERED INCOME TAX | (730,286) | (14) | 647,365 | 8 |
| 34 | WORKERS' PROFIT SHARING | 1,436,330 | 27 | 1,502,836 | 19 |
| 35 | DEFERED WORKERS' PROFIT SHARING | 0 | 0 | 0 | 0 |

(***) THOUSANDS OF DOLLARS

# MEXICAN STOCK EXCHANGE
# SIFIC / ICS

STOCK EXCHANGE CODE: TELMEX
TELEFONOS DE MEXICO, S.A. DE C.V.

QUARTER: 2 YEAR: 2002

## CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

| REF R | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| 36 | TOTAL SALES | 53,555,333 | 55,924,852 |
| 37 | NET INCOME OF THE YEAR | 0 | 0 |
| 38 | NET SALES (**) | 111,236,358 | 113,281,539 |
| 39 | OPERATION INCOME (**) | 42,089,585 | 43,951,942 |
| 40 | NET INCOME OF MAYORITY INTEREST(**) | 20,441,512 | 27,319,483 |
| 41 | NET CONSOLIDATED INCOME (**) | 20,441,512 | 27,319,483 |

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **TELMEX** QUARTER: **2** YEAR: **2002**
**TELEFONOS DE MEXICO, S.A. DE C.V.**

**CONSOLIDATED FINANCIAL STATEMENT**
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

**Final Printing**

| REF C | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| 1 | **CONSOLIDATED NET INCOME** | **9,477,847** | **13,138,950** |
| 2 | +(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH | 8,976,734 | 11,020,946 |
| 3 | **CASH FLOW FROM NET INCOME OF THE YEAR** | **18,454,581** | **24,159,896** |
| 4 | CASH FLOW FROM CHANGE IN WORKING CAPITAL | (4,249,762) | (606,495) |
| 5 | **CASH GENERATED (USED) IN OPERATING ACTIVITIES** | **14,204,819** | **23,553,401** |
| 6 | CASH FLOW FROM EXTERNAL FINANCING | (4,081,549) | (10,245,325) |
| 7 | CASH FLOW FROM INTERNAL FINANCING | (5,788,963) | (13,069,627) |
| 8 | **CASH FLOW GENERATED (USED) BY FINANCING** | **(9,870,512)** | **(23,314,952)** |
| 9 | **CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES** | **(2,647,008)** | **(9,331,528)** |
| 10 | NET INCREASE (DECREASE) IN CASH AND INVESTMENTS | 1,687,299 | (9,093,079) |
| 11 | CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD | 9,042,312 | 14,097,456 |
| 12 | CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD | 10,729,611 | 5,004,377 |

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:TELMEX
TELEFONOS DE MEXICO, S.A. DE C.V.

QUARTER: 2 2002

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

| REF C | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| 2 | **+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH** | **8,976,734** | **11,020,946** |
| 13 | DEPRECIATION AND AMORTIZATION FOR THE | 9,481,830 | 10,120,432 |
| 14 | + (-) NET INCREASE (DECREASE) IN PENSIONS AND SENIORITY PREMIUMS | 0 | 0 |
| 15 | + (-) NET LOSS (PROFIT) IN MONEY | 0 | 0 |
| 16 | + (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION | 0 | 0 |
| 17 | + (-) OTHER ITEMS | (505,096) | 900,514 |
| 4 | **CASH FLOW FROM CHANGE IN WORKING CAPITAL** | **(4,249,762)** | **(606,495)** |
| 18 | + (-) DECREASE (INCREASE) IN ACCOUNT | 244,550 | (3,096,713) |
| 19 | + (-) DECREASE (INCREASE) IN INVENTORIES | 0 | 0 |
| 20 | + (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE | (1,641,201) | 1,357,458 |
| 21 | + (-) INCREASE (DECREASE) IN SUPPLIER | 0 | 0 |
| 22 | + (-) INCREASE (DECREASE) IN OTHER | (2,853,111) | 1,132,760 |
| 6 | **CASH FLOW FROM EXTERNAL FINANCING** | **(4,081,549)** | **(10,245,325)** |
| 23 | + SHORT-TERM BANK AND STOCK MARKET | 3,633,060 | 35,817,758 |
| 24 | + LONG-TERM BANK AND STOCK MARKET | 163,660 | 247,928 |
| 25 | + DIVIDEND RECEIVED | 0 | 0 |
| 26 | + OTHER FINANCING | 2,966,590 | 0 |
| 27 | (-) BANK FINANCING AMORTIZATION | (10,196,570) | (41,319,486) |
| 28 | (-) STOCK MARKET AMORTIZATION | (648,289) | (708,486) |
| 29 | (-) OTHER FINANCING AMORTIZATION | 0 | (4,283,039) |
| 7 | **CASH FLOW FROM INTERNAL FINANCING** | **(5,788,963)** | **(13,069,627)** |
| 30 | + (-) INCREASE (DECREASE) IN CAPITAL | (201,917) | (896,362) |
| 31 | (-) DIVIDENS PAID | (3,480,185) | (3,463,399) |
| 32 | + PREMIUM ON SALE OF SHARES | 0 | 0 |
| 33 | + CONTRIBUTION FOR FUTURE CAPITAL | (2,106,861) | (8,709,866) |
| 9 | **CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES** | **(2,647,008)** | **(9,331,528)** |
| 34 | + (-) DECREASE (INCREASE) IN STOCK OF A PERMANENT NATURE | (72,942) | 0 |
| 35 | (-) ACQUISITION OF PROPERTY, PLANT AND | (2,891,392) | (9,776,475) |
| 36 | (-) INCREASE IN CONSTRUCTIONS IN | 0 | (90,528) |
| 37 | + SALE OF OTHER PERMANENT | 0 | 0 |
| 38 | + SALE OF TANGIBLE FIXED ASSETS | 0 | 0 |
| 39 | + (-) OTHER ITEMS | 317,326 | 535,475 |

# MEXICAN STOCK EXCHANGE
# SIFIC / ICS

STOCK EXCHANGE CODE: **TELMEX** QUARTER: **2** **2002**
TELEFONOS DE MEXICO, S.A. DE C.V.

## RATIOS
## CONSOLIDATED

**Final Printing**

| REF P | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | **YIELD** | | | | |
| 1 | NET INCOME TO NET SALES | 17.70 | % | 23.49 | % |
| 2 | NET INCOME TO STOCK HOLDERS' EQUITY (**) | 34.00 | % | 51.97 | % |
| 3 | NET INCOME TO TOTAL ASSETS (**) | 12.52 | % | 17.33 | % |
| 4 | CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME | 14.44 | % | 12.94 | % |
| 5 | INCOME DUE TO MONETARY POSITION TO NET INCOME | 14.83 | % | 8.40 | % |
| | **ACTIVITY** | | | | |
| 6 | NET SALES TO NET ASSETS (**) | 0.68 | times | 0.72 | times |
| 7 | NET SALES TO FIXED ASSETS (**) | 0.95 | times | 1.02 | times |
| 8 | INVENTORIES ROTATION (**) | 0.00 | times | 0.00 | times |
| 9 | ACCOUNTS RECEIVABLE IN DAYS OF SALES | 50 | days | 55 | days |
| 10 | PAID INTEREST TO TOTAL LIABILITIES WITH COST (**) | 10.08 | % | 13.53 | % |
| | **LEVERAGE** | | | | |
| 11 | TOTAL LIABILITIES TO TOTAL ASSETS | 63.17 | % | 66.66 | % |
| 12 | TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY | 1.72 | times | 2.00 | times |
| 13 | FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES | 54.59 | % | 49.63 | % |
| 14 | LONG-TERM LIABILITIES TO FIXED ASSETS | 50.48 | % | 40.99 | % |
| 15 | OPERATING INCOME TO INTEREST PAID | 6.05 | times | 5.86 | times |
| 16 | NET SALES TO TOTAL LIABILITIES (**) | 1.08 | times | 1.08 | times |
| | **LIQUIDITY** | | | | |
| 17 | CURRENT ASSETS TO CURRENT LIABILITIES | 1.40 | times | 0.77 | times |
| 18 | CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES | 1.40 | times | 0.77 | times |
| 19 | CURRENTS ASSETS TO TOTAL LIABILITIES | 0.34 | times | 0.30 | times |
| 20 | AVAILABLE ASSETS TO CURRENT LIABILITIES | 42.87 | % | 12.20 | % |
| | **CASH FLOW** | | | | |
| 21 | CASH FLOW FROM NET INCOME TO NET SALES | 34.46 | % | 43.20 | % |
| 22 | CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES | (7.94) | % | (1.08) | % |
| 23 | CASH GENERATED (USED) IN OPERATING INTEREST PAID | 4.54 | times | 6.72 | times |
| 24 | EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING | 41.35 | % | 43.94 | % |
| 25 | INTERNAL FINANCING TO CASH GENERATED IN FINANCING | 58.65 | % | 56.06 | % |
| 26 | ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES | 109.23 | % | 104.77 | |

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: TELMEX
TELEFONOS DE MEXICO, S.A. DE C.V.

QUARTER: 2 YEAR: 2002

### DATA PER SHARE
### CONSOLIDATED FINANCIAL STATEMENT

Final Printing

| REF D | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | | QUARTER OF PREVIOUS FINANCIAL YEAR Amount | |
|---|---|---|---|---|---|
| 1 | BASIC PROFIT PER ORDINARY SHARE (**) | $ 1.55 | | $ 1.85 | |
| 2 | BASIC PROFIT PER PREFERENT SHARE (**) | $ 0.00 | | $ 0.00 | |
| 3 | DILUTED PROFIT PER ORDINARY SHARE (**) | $ 0.00 | | $ 0.00 | |
| 4 | CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**) | $ 1.55 | | $ 1.85 | |
| 5 | EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**) | $ 0.00 | | $ 0.00 | |
| 6 | EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**) | $ 0.00 | | $ 0.00 | |
| 7 | EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**) | $ 0.00 | | $ 0.00 | |
| 8 | CARRYING VALUE PER SHARE | $ 4.61 | | $ 3.91 | |
| 9 | CASH DIVIDEND ACUMULATED PER SHARE | $ 0.27 | | $ 0.25 | |
| 10 | DIVIDEND IN SHARES PER SHARE | 0.00 | shares | 0.00 | shares |
| 11 | MARKET PRICE TO CARRYING VALUE | 3.71 | times | 4.20 | times |
| 12 | MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**) | 11.04 | times | 8.48 | times |
| 13 | MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**) | 0.00 | times | 0.00 | times |

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

Second Quarter 2002

During the first half, the unfavorable economic environment affected the Mexican economy in general that lowered the level of activity and, at the same time, negatively impacted the telecommunications industry.

· 286,124 lines were added during the second quarter raising the total to 13,888,245 lines in service, an increase of 9.5% more than the same period of the previous year.
· Line equivalents for data transmission increased 44.1% with an addition of 135,230 services, bringing the total to 1,835,225 services.
· At the end of the second quarter, Internet access accounts increased 33.6% with an addition of 29,733 accounts totaling 1,016,058 Internet access accounts.

Traffic carried through TELMEX's network was affected due to 3 main factors: less consumption from corporate customers, lower growth rhythm of interconnection traffic and penetration in lower income segments.

Operating results

Local

During the second quarter, 286,124 lines were added, 24.1% more than the first quarter and 6.4% lower than second quarter of 2001. For the six months, 516,666 lines were added, 16.2% lower than the same period of last year. At June 30, 2002, total lines in service were 13,888,245, an annual increase of 9.5%. In the last 12 months, lines with at least one digital service increased 50.3% totaling 3,820,285, reflecting penetration of digital services of 27.5% of lines, 7.5% more than in 2001.

In the second quarter, total call traffic increased 1.4% compared with the first quarter and 0.5% higher than the second quarter of 2001, totaling 6,365 million calls. For the first half, total call traffic rose to 12,640 million, 0.4% more than in the same period of the previous year.

Interconnection traffic rose to 5,229 million minutes, 5.3% higher than the first quarter and 8.6% more than the second quarter of last year. For the six months, interconnection traffic totaled 10,196 million minutes, an increase of 11.9% compared with the same period of 2001.

Long distance

In the second quarter, domestic long distance minutes totaled 3,503 million, 0.2% higher than the first quarter and 1.6% lower than the same period of 2001. For the six months, domestic long distance traffic increased 1.1% totaling 7,000 million minutes.

International long distance traffic is showing a positive trend helped by the increase in incoming traffic, benefited from a reduced settlement rate. International long distance traffic totaled 1,461 million minutes in the second quarter, 17.4% more than in the first quarter and 28.6% higher than the same period of the previous year. For the six months, International long distance traffic rose to 2,706 million minutes, an annual increase of 24.9%.

Data

In the second quarter, the corporate market added 135,230 line equivalents for data transmission, 7.2% higher than the first quarter and 1.9% more than the second quarter of 2001. For the six months, 261,331 line equivalents were added, 5.3% lower than the same period of last year. At June 30, 2002 the company had 1,835,225 line equivalents for data transmission, an annual increase of 44.1%.

During the quarter, 29,733 Internet access accounts were added, 59.4% lower than the first quarter and 46.9% less than the second quarter of the previous year. For the first half, 102,931 access accounts were added, 18.6% lower than the same period of last year. At June 30, 2002 TELMEX had 1,016,058 Internet access accounts in operation, 33.6% more than in 2001.

Revenues generated by the data transmission business for the second quarter were 2,981 million pesos, 6.0% higher than the first quarter and 1.1% more than the same period of 2001. For the six months, data transmission revenues rose to 5,793 million pesos, 1.9% higher than the same period of the previous year. In the end of the second quarter, the data business contributed 10.8% of TELMEX´s total revenues.

TELMEX financial results

In the second quarter, total revenues decreased 5.6% compared with the previous year as a result of lower installations, lower traffic growth rhythm, the reduction of rates in real terms and the reduction of interconnection and settlement rates. For the six months, the decrease was 4.2% compared with the same period of 2001.

During the second quarter, TELMEX continued its efforts to reduce and control operating costs. Cost of sales and services decreased 5.5% compared with the same period of last year. For the six months, cost of sales and services increased 0.3% compared with the same period of 2001. Commercial, administrative and general expenses decreased 12.3% during the quarter as a result of optimizing the company's material resources. From January to June, these expenses have decreased 8.6% compared with the same period of last year.

Operating costs and expenses decreased 3.8% compared with last year's second quarter. If costs related with interconnection, depreciation and amortization were put aside, costs would show a decrease of 8.2% compared with the same period of 2001. For the six months, operating costs decreased 2.2% compared with 2001. If interconnection, depreciation and amortization were eliminates, the decrease in costs would be 3.3%.

Operating income was 9.0% lower than the same period of last year and for the six months it was 7.8% lower than the same period of 2001. EBITDA decreased 5.6% in the second quarter and 7.3% in the six months.

During the second quarter, the exchange rate fluctuated from 9.0243 pesos per dollar in March 2002 to 9.9615 pesos per dollar in June 2002. This variation impacted TELMEX results in 2,571 million pesos due to the net effect of the exchange loss related to 5.650 billion dollars in debt and hedges that limited the effect of the exchange rate in approximately 3.5 billion dollars with a weighted exchange rate of 9.44 pesos per dollar. Net Interest rose to 1,536 million pesos as a result of the reduction in interest rates for the surplus cash in treasury, as well as for swap operations of applied interest rates on 12,450 million pesos , with a weighted rate of 10.7% and maturity in 5 years. Finally, a gain of 604 million pesos was generated in the monetary position and as a result, comprehensive financing cost rose to 3,503 million pesos.

Net income for the second quarter was 3,892 million pesos, 42.7% lower than the same period of last year. For the six months, net income decreased 27.9% compared with the same period of the previous year.

If macroeconomic conditions continue in the currently forecast range, we would expect that the fluctuation in the exchange rate and financing cost will not have the same strong impact in the next quarter as was the case in the second quarter.

Comments on Local Financial Results

The local service income statement, prepared in accordance with accounting separation principles, shows that revenues for the second quarter decreased 4.1%, compared with the same period of the previous year. The decrease in revenues was mainly due to lower dynamics in local traffic, the reduction of interconnection rates and the depreciation of local rates in real terms. The growth of 9.5% in lines in service, 0.5% growth in local traffic and 8.6% growth in interconnection traffic with telecommunications operators, especially from calling party pays partially offset the tariff effect.

Operating costs and expenses decreased 2.7% compared with the second quarter of 2000. This decrease was due to the 7.6% reduction of cost of sales and services and 0.1% reduction in commercial, administrative and general. These costs were partially offset by the increase in costs related to interconnection and the increase in salaries and benefits.

EBITDA and operating income decreased 5.7% and 7.4%, respectively each totaling 9,195 and 5,905 million pesos. For the six months, operating income decreased 12.1% and EBITDA decreased 11.0%.

Comments on long distance financial results

The long distance income statement, prepared in accordance with accounting separation principles shows that long distance revenues had an annual decrease of 13.7% in the second quarter. The decrease in revenues was due to a lower volume of domestic long distance traffic, the reduction of long distance rates in real terms and the decrease of the settlement rate. Partially offsetting these negative effects was the higher volume of international long distance traffic.

Operating costs and expenses decreased 0.2% compared with the same period of last year. This reduction is the result of the decrease in commercial, administrative and general expenses as well as for the decrease in costs of

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

local interconnection, partially offset by the increase in cost of sales and services. LADA special projects and depreciation and amortization charges.

EBITDA decreased 26.3% and operating income decreased 35.1% in the second quarter totaling 2,344 and 1,710 million pesos, respectively. For the six months, operating income decreased 17.7% and EBITDA decreased 14.0%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

S 12 PLANT, PROPERTY AND EQUIPMENT (NET)

Following, the breakdown is provided for the fixed assets included for the 2ND. quarter of 2002, by the methods of specific index and the NCPI, 5th document.

| CONCEPT | INDEX | NCPI | VARIATION |
|---|---|---|---|
| Investment | $ 247,522,397 | $ 289,947,506 | $ ( 42,425,109) |
| Depreciation | (140,034,486) | (171,410,145) | 31,375,659 |
| Construction In process | 10,206,955 | 10,226,469 | ( 19,514) |
| Total | 117,694,866 | 128,763,830 | ( 11,068,964) |
| Results | 9,388,995 | 11,399,422 | (2,010,427) |

S 18 DEFERRED ASSETS

At June 30, 2002, deferred assets rose to $ 831,582 that is composed mainly by $ 605,289, that correspond to the acquisition of concessions to operate radio spectrum frequency bands to provide fixed wireless and mobile telephony services, that will be amortized in 20 years and the amount of $ 225,077 correspond to goodwill that Teléfonos de México Group recognizes for share acquisitions of Teckmarketing, Aspel and Multicom Nacional; this goodwill will be amortized in 5 years.

S 19 OTHER ASSETS

Other assets rose to $ 8,812,372 and is composed by the following concepts: INVENTORIES: rose to $ 1,737,030 at June 30, 2002 and $ 2,015,054 in June 2001, that are mainly for the construction and/or maintenance of the telephone plant; these are valuated by average cost method and are updated based on the specific index method.

INTANGIBLE ASSET: for $ 7,075,342 at June 30, 2002 and $ 8,819,094 at June, 2001, is derived by labor obligations in accordance with Bulletin D-3 of the Mexican Institute of Public Accountants. This item does not impact the results.

S 23 AND S 28 BANK LOANS

In this item, supplier's credits are included in bank credits. The s credits are reclassified to bank loans because in this document, s long term opening to suplier's does not exist.

S 24 AND S 29 STOCK MARKET LOANS

In June 1999, Teléfonos de México, S.A. de C.V. issued US $ 1 billion of convertible senior debentures due 2004. The debentures bear interest at a 4.25 per annum and can be convertible to "L" shares ADS's at any time prior to maturity at conversion price of US $ 47.46095.

On January 26 and May 8, 2001, Teléfonos de México, S.A. de C.V., placed senior notes for $1 billion and $500 million dollars, respectively, with maturity in 2006, and an annual interest rate of 8.25%.

S 37 PAID-IN CAPITAL STOCK (NOMINAL)

A) In the extraordinary shareholders meeting that was held on December 6, 1999, a stock restructure was approved in Telmex's series "AA", "A" and "L" shares. Therefore, starting on February 1, 2000, the 2 for 1 split was carried that consist of 2 new shares per each previous outstanding share held.

B) At June 30, 2002, the capital stock is represented by 13,029 million common stock ( 6,514.5 million before the split ) with no nominal value, representative of fixed capital stock suscribed and paid.

S 42 RETAINED EARNINGS AND STOCKHOLDERS' EQUITY RESERVE

At June 30, 2002, this item rose to $ 76,149,757 and is composed by the following concepts:
Legal reserve $ 14,845,968, retained earnings unappropriated $ 83,153,821, adjustment for labor obligations $ ( 8,063,321 ), accumulated effect for deferred income tax of $ ( 12,254,261), deferred income tax by the difference between methods of specific index and the NCPI for $ 5,166,123, and accumulated income D-4 for $ ( 6,698,573).

On August 7, 2001 the shareholders meeting approved the amount 10,000,000 to repurchase its own shares. This amount is being taken from retained earnings. From August 8, 2001 to June 30, 2002 the company has repurchased shares for $ 5,217,707 value historic.

S 43 REPURCHASE FUND OF SHARES

According to the stockmarket law that took effect on June 1, 2001, particulary in share repurchasing, in Article 14 bis, the reserve to repurchase shares is no longer valid since the purchase of shares have to be made with charge to stockholders' equity.

This item is no longer applicable.

S 44 EXCESS (SHORTFALL) IN RESTATEMENT OF STOCKHOLDERS' EQUITY

At June 30, 2002, this item rose to $ ( 63,413,582) and is composed in the following manner:
Result of the monetary position rose to $ ( 12,060,908), resulting from non monetary assets of $(51,352,674).

S 73 PENSION FUND AND YEARS OF SERVICE PREMIUM

In this item, the balance of the labor reserve is presented at June 30, 2002, that rose to $ 4,723,315.

COMPREHENSIVE INCOME

At June 30, 2002 Telmex Group is presenting $ 13,838,845 corresponding to Comprehensive Income, by the application of Bulletin B-4 comprehensive income; and is comprised of the following:

| | |
|---|---|
| Net Result of the 6 months | $ 9,477,847 |
| Income tax effect deferred in this period | (1,997,595) |
| Deficit for retention of non monetary assets | 6,951,230 |
| Effect of labor obligations | (592,637) |
| Comprehensive Income | 13,838,845 |

NOTES TO THE INCOME STATEMENT

R 12 SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES

At June 30, 2002, Teléfonos de México, recognizes in its results a loss of $ 117,211, in the results of associated companies.

R 28 MONETARY POSITION RESULT

At June 30, 2002, Telmex Group had not carried out operations in UDIS.

R 33 DEFERRED INCOME TAX

At June 30, 2002, Telmex Group is recognizing $ (730,286), for the application of the Bulletin D-4 "Accounting treatment of income tax, asset tax and employee profit sharing".

STATEMENT OF CHANGES IN THE FINANCIAL POSITION

C 39 OTHER ITEMS

The inventories in this item are presented, mainly for the construction and/or maintenance of the telephone plant.

GENERAL NOTE

CONSOLIDATION

The consolidated financial statements include the accounts of Teléfonos de México, S.A. de C.V., and its twenty four subsidiaries and three foreign subsidiaries, of which fully owns its capital stock, except for the domestic subsidiary Aerocomunicaciones, S.A. de C.V. that 80.10 % is owned. The impact of the results of the associated companies are also included.

EXPLANATORY NOTE

On July 18, 2002, Teléfonos de México, S.A. de C.V. sent an explanatory note to the Bolsa Mexicana de Valores in line C 4 of the 2nd quarter 2002 report that says the following:

Relevant Event July, 18, 2002

Explanation of the financial information of the 2nd quarter, 2002 that was sent to the Bolsa Mexicana de Valores on July 16, 2002 at 5:31 P.M, receipt number 9156.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

C 4 Cash flow from change in working capital

In the cash flow from change in working capital item of $4,249,762 in 2002, includes account receivable of $1,092,182, generated by exchange-rate hedges acquired by the company. It also includes a contribution to the pension trust of $638,741. If these two items are eliminated, the cash flow from change in working capital would be $2,518,839.

In the cash flow from change in working capital item of $606,495 in 2001, includes account receivable of $324.012, generated by exchange-rate hedges acquired by the company. It also includes a contribution to the pension trust of $880,954. If these two items are eliminated, the cash flow from change in working capital would be $49,553.

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **TELMEX**
**TELEFONOS DE MEXICO, S.A. DE C.V.**

QUARTER: **2** YEAR: **2002**

**RELATIONS OF SHARES INVESTMENTS**

**ANNEX 3**

**CONSOLIDATED**
**Final Printing**

| COMPANY NAME (1) | MAIN ACTIVITIES | NUMBER OF SHARES | 'WNERSHI (2) | TOTAL AMOUNT (Thousands of Pesos) | |
|---|---|---|---|---|---|
| | | | | \CQUISITIO COST | PRESENT VALUE (3) |
| SUBSIDIARIES | | | | | |
| 1 Consertel, S.A. de C.V. | Holding company of the subsidiaries | 28,444,797 | 100.00 | 16,374,507 | 29,495,851 |
| 2 Cia. de Teléfonos y Bienes Raíces, S.A. de C.V. | Construction: real state management. | 1,034,000,000 | 100.00 | 1,040,903 | 6,613,563 |
| 3 Alquiladora de Casas, S.A. de C.V. | Construction: real state management. | 702,095,883 | 100.00 | 702,096 | 2,896,767 |
| 4 Construcciones y Canalizaciones, S.A. de C.V. | Construction of telephon plant | 28,369,000 | 100.00 | 28,636 | 474,470 |
| 5 Limpieza Técnica Especializada, S.A. de C.V. | Sale of advertising space in directorie | 50 | 100.00 | 49 | 53 |
| 6 Renta de Equipo, S.A. de C.V. | Equipment leasing | 4,380,000 | 100.00 | 4,430 | 109,429 |
| 7 Multicomunicación Nacional, S.A. de C.V. | Trunking services | 186,000,000 | 100.00 | 137,877 | 151,596 |
| 8 Teleconstructora, S.A. de C.V. | Construction of telephon plant | 19,400,000 | 100.00 | 19,397 | 107,331 |
| 9 Anuncios en Directorios, S.A. de C.V. | Sale of advertising space in directorie | 1,081,750 | 100.00 | 1,240 | 62,518 |
| 10 Operadora Mercantil, S.A. de C.V. | Sale of advertising space in directorie | 50,000 | 100.00 | 54 | 1,253 |
| 11 Impulsora Mexicana de Telecomunicaciones, S.A. de | Technical consulting | 4,602,225 | 100.00 | 4,602 | 26,855 |
| 12 Fuerza y Clima, S.A de C.V. | Air-conditioning plant maintenance | 4,925,000 | 100.00 | 4,944 | 67,539 |
| 13 Teléfonos del Noroeste, S.A. de C.V. | Local and long distance telephone servi | 110,000,000 | 100.00 | 75,279 | 818,524 |
| 14 Aerocomunicaciones, S.A. de C.V. | Aeronautic radiocomunication mobil serv | 44,894,226 | 80.10 | 40 | 157 |
| 15 Tecmarketing, .S.A. de C.V. | Telemarketing services | 6,850,000 | 100.00 | 138,972 | 173,715 |
| 16 Comertel Argos, S.A. de C.V. | Administrative consulting | 6,000 | 100.00 | 13 | 2,522 |
| 17 Telmex International, Inc. | Subholding In U.S.A. | 3 | 100.00 | 172,757 | 189,938 |
| 18 Instituto Tecnológico de Telefonos de Mexico, A.C | Provides training to telmex group | 1,000 | 100.00 | 1 | 45 |
| 19 Buscatel, S.A. de C.V. | Paging services | 111,645 | 100.00 | 142,445 | 238,889 |
| 20 Consorcio Red Uno, S.A. de C.V. | Provident software and hardware | 167,691,377 | 100.00 | 360,533 | 512,862 |
| 21 Uninet, S.A. de C.V. | Data transmission services | 5,647,430 | 100.00 | 564,743 | 936,664 |
| 22 Aerofrisco, S.A. de C.V. | Airtaxi services | 3,113,528,600 | 100.00 | 310,871 | 500,752 |
| 23 Telnicx, S.A. de C.V. | Business research of profitable systems | 4,865,360 | 100.00 | 6,853 | 8,566 |
| 24 Grupo Técnico de Administración, S.A. de C.V. | Management consulting | 61,952 | 100.00 | 62 | 64 |
| 25 Teninver, S.A. de C.V. | Management consulting | 786,183,817 | 100.00 | 2,761,367 | 3,911,811 |
| 26 Telmex Internet Investments, L.L.C. | Internet services | 1,000 | 100.00 | 994,713 | 1,109,027 |
| 27 Telmex Internet, L.L.C. | Internet services | 1,000 | 100.00 | 280,386 | 295,194 |
| TOTAL INVESTMENT IN SUBSIDIARIES | | | | **24,127,770** | **48,705,955** |
| ASSOCIATEDS | | | | | |
| 1 T1MSN, Corp. | Internet services | 3,010,850 | 50.00 | 280,386 | 98,342 |

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **TELMEX**
TELEFONOS DE MEXICO, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

**RELATIONS OF SHARES INVESTMENTS**

**ANNEX 3**


**CONSOLIDATED**
**Final Printing**

| | COMPANY NAME (1) | MAIN ACTIVITIES | NUMBER OF SHARES | OWNERSHI (2) | TOTAL AMOUNT (Thousands of Pesos) | |
|---|---|---|---|---|---|---|
| | | | | | ACQUISITION COST | PRESENT VALUE (3) |
| 2 | Technology and Internet , LLC | Internet services | 500 | 50.00 | 973,816 | 284,169 |
| 3 | Tecnology Fund I, LLC | Telecommunications Services | 500 | 50.00 | 20,898 | 15,262 |
| 4 | Organización Recuperadora de Cartera, S.A. de C | Data center equity in U.S.A. | 459,124,621 | 45.00 | 459,061 | 457,082 |
| 5 | Centro Histórico de la Ciudad de México, S.A. de | Real state services | 80,020,000 | 40.00 | 80,020 | 84,070 |
| | | | 0 | 0.00 | 0 | 0 |
| | **TOTAL INVESTMENT IN ASSOCIATEDS** | | | | **1,814,181** | **938,945** |
| | **OTHER PERMANENT INVESTMENTS** | | | | | **45,113** |
| | **TOTAL** | | | | | **49,690,013** |

NOTES

A).- THE NUMBER OF SHARES OF THE COMPANIES CONSERTEL, S.A. DE C.V. ARE PRESENTED IN THOUSANDS, SINCE THIS COLUMN ONLY ALLOWS TEN DIGITS.

B).- TELMEX OWNS 100% OF SHARES CORRESPONDING TO THE SUBSIDIARY CONSERCOTEL,S.A. DE C.V. MINUS ONE SHARE.

C).- CONSERTEL, S.A. DE C.V. OWNS 100% OF THE COMPANIES FROM NUMBER 2 TO 25, EXCEPT FOR THE DOMESTIC SUBSIDIARY AEROCOMUNICACIONES, S.A. DE C.V. OF WHICH 80.10% IS OWNED.

D).- CAPITAL CONTRIBUTION IN FOREIGN SUBSIDIARIES L.L.C., FROM NUMBER 26 TO 27 ARE PRESENTED AS MEMBERSHIP INTEREST.

E).- THE ACQUISITION COST OF SUBSIDIARIES REPRESENTS THE CAPITAL STOCK OF EACH ONE OF THEM, AND INCLUDES CAPITALIZATIONS OF UNAPROPIATED EARNINGS OF PRIOR YEARS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODITELMEX
TELEFONOS DE MEXICO, S.A. DE C.V.

QUARTER: 2 YEAR: 2002

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

| CONCEPT | ACQUISITION COST | ACCUMULATED DEPRECIATION | CARRYING VALUE | REVALUATION | DEPRECIATION ON REVALUATION | CARRYING VALUE (-) REVALUATION (-) DEPRECIATION |
|---|---|---|---|---|---|---|
| DEPRECIATION ASSETS | | | | | | |
| PROPERTY | 4,336,641 | 768,010 | 3,568,631 | 16,843,448 | 8,589,717 | 11,822,362 |
| MACHINERY | 87,839,342 | 34,303,437 | 53,535,905 | 117,573,058 | 83,803,744 | 87,305,219 |
| TRANSPORT EQUIPMENT | 7,866,480 | 5,629,059 | 2,237,421 | 6,024,558 | 5,498,914 | 2,763,065 |
| OFFICE EQUIPMENT | 1,397,867 | 848,360 | 549,507 | 752,051 | 593,245 | 708,313 |
| COMPUTER EQUIPMENT | 0 | 0 | 0 | 0 | 0 | 0 |
| OTHER | 0 | 0 | 0 | 0 | 0 | 0 |
| **DEPRECIABLES TOTAL** | **101,440,330** | **41,548,866** | **59,891,464** | **141,193,115** | **98,485,620** | **102,598,959** |
| NOT DEPRECIATION ASSETS | | | | | | |
| GROUNDS | 998,836 | 0 | 998,836 | 3,890,116 | 0 | 4,888,952 |
| CONSTRUCTIONS IN PROCESS | 9,582,701 | 0 | 9,582,701 | 624,254 | 0 | 10,206,955 |
| OTHER | 0 | 0 | 0 | 0 | 0 | 0 |
| **NOT DEPRECIABLE TOTAL** | **10,581,537** | **0** | **10,581,537** | **4,514,370** | **0** | **15,095,907** |
| TOTAL | **112,021,867** | **41,548,866** | **70,473,001** | **145,707,485** | **98,485,620** | **117,694,866** |

# CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

| Credit Type / Institution | Amortization Date | Rate of Interest | Denominated In Pesos: Until 1 Year | Denominated In Pesos: More Than 1 Year | Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year | Until 1 Year | Until 2 Years | Until 3 Years | Until 4 Years | Until 5 Years | Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year | Until 1 Year | Until 2 Years | Until 3 Years | Until 4 Years | Until 5 Years |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| BANKS | | | | | | | | | | | | | | | | |
| FOREIGN TRADE | | | | | | | | | | | | | | | | |
| AB SVENKS EXPORT K (1) | 14/12/2005 | 1.00 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 14,135 | 14,135 | 28,271 | 28,271 | 2,953 | 0 |
| ABN AMRO BANK (1) | 30/11/2006 | 1.90 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 301,833 | 301,833 | 603,667 | 603,667 | 603,667 | 273,959 |
| ABN AMRO BANK (1) | 15/03/2008 | 1.43 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 448,584 | 448,584 | 897,169 | 897,169 | 897,169 | 1,196,330 |
| DEXIA BANK (1) | 31/12/2012 | 1.00 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 109,064 | 109,923 | 219,846 | 219,846 | 219,846 | 758,280 |
| BCO. BILBAO V. A. (1) | 22/12/2007 | 0.75 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 46,934 | 46,934 | 46,934 | 70,401 |
| BANCO INTERN., SAG (1) | 24/12/2006 | 0.81 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 491 | 491 | 995 | 759 | 509 | 255 |
| BANK OF AMERICA NAT. (1) | 17/04/2006 | 0.25 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 74,404 | 74,404 | 148,809 | 121,333 | 69,583 | 0 |
| BANK OF AMERICA NAT. (1) | 24/12/2006 | 0.81 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 21,684 | 21,668 | 43,942 | 33,515 | 22,483 | 11,241 |
| BANK OF AMERICA NAT. (1) | 15/12/2003 | 0.38 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 10,577 | 10,577 | 10,577 | 0 | 0 | 0 |
| BARCLAYS BANK, BRUS (1) | 31/12/2004 | 1.25 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 98,151 | 98,151 | 138,277 | 40,126 | 0 | 0 |
| BARCLAYS BANK, BRUS (1) | 31/12/2005 | 1.00 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 43,140 | 43,140 | 86,280 | 86,280 | 43,140 | 0 |
| BARCLAYS BANK, N.Y. (1) | 16/07/2003 | 0.38 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 3,932 | 3,932 | 3,932 | 0 | 0 | 0 |
| CITIBANK, N.A. (1) | 24/12/2006 | 0.81 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 64,836 | 67,247 | 137,600 | 105,699 | 70,692 | 35,346 |
| CREDIT LYONNAIS (1) | 16/10/2003 | 0.38 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 10,440 | 10,440 | 10,440 | 0 | 0 | 0 |
| EXPORT DEVELOP CAN (1) | 22/04/2008 | 0.55 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 186,426 | 191,552 | 362,141 | 321,686 | 270,354 | 126,874 |
| FORTIS BANK (1) | 30/12/2002 | 1.00 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 64,119 | 0 | 0 | 0 | 0 | 0 |
| GOLDMAN SACHS INT (1) | 24/12/2006 | 0.81 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 4,823 | 4,819 | 9,773 | 7,454 | 5,000 | 2,500 |
| JP MORGAN CHASE B (1) | 14/12/2003 | 0.88 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 4,482,675 | 0 | 0 | 0 |
| JP MORGAN CHASE B (1) | 20/12/2004 | 0.83 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 4,482,675 | 0 | 0 |
| KREDITANSTALT F W (1) | 15/12/2006 | 1.30 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 58,109 | 58,109 | 116,217 | 116,217 | 116,217 | 58,109 |
| KREDITANSTALT F W (1) | 30/11/2004 | 0.50 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 1,102 | 1,102 | 2,204 | 1,102 | 0 | 0 |
| MARUBENI BENELUX (1) | 31/07/2002 | 1.50 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 10,352 | 0 | 0 | 0 | 0 | 0 |
| MARUBENI CORP. (1) | 11/03/2004 | 1.50 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 14,942 | 14,942 | 29,885 | 0 | 0 | 0 |
| MITSUI & CO. LTD (1) | 30/11/2006 | 1.58 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 27,166 | 27,166 | 54,332 | 54,332 | 54,332 | 27,166 |
| NATEXIS BANQUE (2) | 31/03/2022 | 2.00 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 7,082 | 7,325 | 14,710 | 14,710 | 14,710 | 177,907 |
| NORDEA BANK FINL (1) | 09/11/2004 | 1.50 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 58,773 | 58,773 | 117,546 | 33,869 | 0 | 0 |
| NORDEA BANK FINL (1) | 19/11/2006 | 1.25 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 150,966 | 150,966 | 301,931 | 301,931 | 252,124 | 51,351 |
| NORDIC INVESTMENT (1) | 06/12/2006 | 1.10 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 49,808 | 99,615 | 99,615 | 99,615 | 49,808 |

ANNEX 05

# CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

| Credit Type / Institution | Amortization Date | Rate of Interest | Denominated In Pesos: Until 1 Year | Denominated In Pesos: More Than 1 Year | Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year | Until 1 Year | Until 2 Years | Until 3 Years | Until 4 Years | Until 5 Years | Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year | Until 1 Year | Until 2 Years | Until 3 Years | Until 4 Years | Until 5 Years |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| BANKS | | | | | | | | | | | | | | | | |
| PARIBAS BANK, N.Y. (1) | 03/02/2003 | 0.88 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 138,448 | 36,061 | 0 | 0 | 0 | 0 |
| PRIVATE EXPORT F (2) | 16/07/2003 | 9.34 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 25,190 | 25,190 | 25,190 | 0 | 0 | 0 |
| SKANDINAVISKA B (1) | 15/08/2009 | 1.43 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 31,606 | 38,232 | 76,464 | 76,464 | 78,484 | 204,411 |
| SKANDINAVISKA B (1) | 28/02/2004 | 1.00 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 49,624 | 40,894 | 55,931 | 0 | 0 | 0 |
| SOCIETE GEN. N.Y. (1) | 31/12/2003 | 0.44 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 9,951 | 9,951 | 9,951 | 0 | 0 | 0 |
| SOCIETE GEN PARIS (1) | 24/12/2006 | 0.81 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 6,763 | 6,759 | 13,706 | 10,454 | 7,013 | 3,506 |
| SOCIETE GEN PARIS (1) | 12/11/2006 | 0.75 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 73,824 | 52,882 | 60,964 | 33,026 | 6,263 | 69 |
| SUMITOMO CORP (1) | 19/06/2006 | 1.25 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 52,50[illegible] | 48,786 | 93,572 | 65,846 | 37,788 | 0 |
| BANK OF TOKYO (1) | 28/06/2008 | 1.35 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 99,615 | 221,866 | 244,502 | 244,502 | 412,025 |
| UNION BANK SWITZ (1) | 28/11/2002 | 0.50 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 3,881 | 0 | 0 | 0 | 0 | 0 |
| ARRENDAD. CITIBANK (1) | 26/06/2004 | 1.00 | 0 | 0 | 101,221 | 105,420 | 224,140 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| BANAMEX N.Y. (1) | 24/12/2006 | 0.81 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 3,454 | 3,451 | 6,999 | 5,338 | 3,581 | 1,791 |
| BANAMEX, S.A. (1) | 27/06/2005 | 1.00 | 0 | 0 | 81,876 | 85,130 | 180,549 | 193,065 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| BANCA SERFIN N. Y (1) | 24/12/2006 | 0.81 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 1,726 | 1,783 | 3,642 | 2,798 | 1,872 | 936 |
| BANCO BILBAO VIZCAYA (2) | 27/01/2004 | 8.00 | 0 | 800,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| BANCO BILBAO VIZCAYA (1) | 10/10/2006 | 1.00 | 0 | 0 | 91,482 | 147,071 | 308,111 | 322,893 | 225,495 | 58,292 | 0 | 0 | 0 | 0 | 0 | 0 |
| BANCO INTERNAC (1) | 24/12/2006 | 0.81 | 0 | 0 | 11,304 | 11,296 | 22,806 | 17,471 | 11,720 | 5,860 | 0 | 0 | 0 | 0 | 0 | 0 |
| BANCO SANTANDER (1) | 05/09/2002 | 0.75 | 0 | 0 | 380,132 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| BANCOMER (3) | 22/05/2004 | 9.07 | 0 | 500,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| CITIBANK MEX. (1) | 26/08/2006 | 1.00 | 0 | 0 | 120,279 | 122,568 | 252,192 | 261,918 | 272,043 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| HEWLETT PACKARD (2) | 31/03/2005 | 8.00 | 0 | 0 | 17,980 | 17,981 | 35,962 | 28,972 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| TESORERIA DE LA FED. (1) | 24/12/2006 | 0.81 | 0 | 0 | 21,750 | 22,007 | 44,763 | 34,223 | 22,935 | 11,467 | 0 | 0 | 0 | 0 | 0 | 0 |
| INBURSA (3) | 01/03/2004 | 0.20 | 4,826 | 2,120 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| TOTAL BANKS | | | 4,826 | 1,302,120 | 826,024 | 511,473 | 1,066,623 | 856,542 | 532,193 | 75,619 | 2,182,103 | 2,130,691 | 8,536,053 | 8,055,618 | 3,166,811 | 3,462,365 |

ANNEX 05
# CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

| Credit Type / Institution | Amortization Date | Rate of Interest | Denominated In Pesos: Until 1 Year | Denominated In Pesos: More Than 1 Year | Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year | Until 1 Year | Until 2 Years | Until 3 Years | Until 4 Years | Until 5 Years | Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year | Until 1 Year | Until 2 Years | Until 3 Years | Until 4 Years | Until 5 Years |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| STOCK EXCHANGE | | | | | | | | | | | | | | | | |
| PRIVATE PLACEMENTS | | | | | | | | | | | | | | | | |
| UNSECURED DEBT | | | | | | | | | | | | | | | | |
| INVERS BURSATIL (P C.) (2) | 01/08/2002 | 8.36 | 2,403,643 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| INVERS BURSATIL (C.B) (4) | 10/02/2005 | 1.00 | 0 | 850,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| INVERS BURSATIL (C. B) (4) | 09/02/2007 | 0.80 | 0 | 1,650,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| INVERS BURSATIL ( C. B) (2) | 26/10/2007 | 11.05 | 0 | 1,700,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| INVERS BURSATIL (C. B) (4) | 26/10/2007 | 0.90 | 0 | 3,250,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| CREDIT SUISSE FIRST B (2) | 26/01/2008 | 8.25 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 4,980,750 | 0 |
| MERRILL LYNCH / J.P. M (2) | 26/01/2006 | 8.25 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 9,961,500 | 0 |
| SALOMON SMITH B / J.P. M (2) | 15/06/2004 | 4.25 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 9,961,500 | 0 | 0 | 0 |
| TOTAL STOCK EXCHANGE | | | 2,403,643 | 7,450,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 9,961,500 | 0 | 14,942,250 | 0 |

ANNEX 05

CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

| Credit Type / Institution | Amortization Date | Rate of Interest | Denominated In Pesos | | Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval | | | | | | Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Until 1 Year | More Than 1 Year | Current Year | Until 1 Year | Until 2 Years | Until 3 Years | Until 4 Years | Until 5 Years | Current Year | Until 1 Year | Until 2 Years | Until 3 Years | Until 4 Years | Until 5 Years |
| OTHER CURRENT LIABILITIES AND OTHER CREDITS | | | | | | | | | | | | | | | | |
| OTHER CURRENT LIABILITIES | | | 14,126,323 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| OTHER CURRENT LIABILITIES AND OTHER CREDITS | | | 14,126,323 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| | | | 16,534,792 | 8,752,120 | 826,024 | 511,473 | 1,066,623 | 856,542 | 532,193 | 75,619 | 2,182,103 | 2,130,691 | 18,497,553 | 8,055,618 | 18,109,061 | 3,462,365 |

**NOTES**

INTEREST RATES:
(1) LOANS WITH VARIABLE INTEREST RATE, LIBOR PLUS POINTS INDICATED IN THE "INTEREST RATE COLUMN".
(2) LOANS WITH FIXED INTEREST RATE.
(3) LOANS WITH VARIABLE INTEREST RATE, TIIE PLUS POINTS INDICATED IN THE "INTEREST RATE COLUMN".
(4) LOANS WITH VARIABLE INTEREST RATE, CETES PLUS POINTS INDICATED IN THE "INTEREST RATE COLUMN".

THE SUPPLIERS' CREDITS ARE RECLASIFIED TO BANKS LOANS BECAUSE IN THIS DOCUMENT, SIFIC/ICS, LONG TERM OPENING TO SUPPLIERS' DOES NOT EXIST.

EXCHANGE RATES USED:
LIABILITIES IN FOREIGN CURRENCY:
EXCHANGE RATES AT END OF THE MONTH.

| SOURCE | CURRENCY MONEY | E.R. |
|---|---|---|
| DOLLAR (U.S.) | 5,626,492 | 9.9615 |
| FRENCH FRANC (F.F.) | 170,024 | 1.5149 |

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **TELMEX** QUARTER: **2** YEAR: **2002**

TELEFONOS DE MEXICO, S.A. DE C.V.

### TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

| TRADE BALANCE | DOLARS (1) | | OTHER CURRENCIES | | TOTAL |
|---|---|---|---|---|---|
| | THOUSANDS OF DOLARS | THOUSANDS OF PESOS | THOUSANDS OF DOLARS | THOUSANDS OF PESOS | THOUSANDS OF PESOS |
| 1. INCOME | | | | | |
| EXPORTS | 367,822 | 3,433,454 | 0 | 0 | 3,433,454 |
| OTHER | 0 | 0 | 0 | 0 | 0 |
| TOTAL | **367,822** | **3,433,454** | | | **3,433,454** |
| 2. EXPENDITURE | | | | | |
| IMPORT (RAW MATERIALS) | 103,764 | 959,278 | 0 | 0 | 959,278 |
| INVESTMENTS | 0 | 0 | 0 | 0 | 0 |
| OTHER | 446,169 | 4,156,094 | 0 | 0 | 4,156,094 |
| TOTAL | **549,933** | **5,115,372** | | | **5,115,372** |
| NET BALANCE | **(182,111)** | **(1,681,918)** | | | **(1,681,918)** |
| FOREING MONETARY POSITION | | | | | |
| TOTAL ASSETS | **130,218** | **1,297,171** | 0 | 0 | **1,297,171** |
| LIABILITIES POSITION | **5,626,492** | **56,048,296** | **25,856** | **257,569** | **56,305,865** |
| SHORT TERM LIABILITIES POSITION | 565,172 | 5,629,958 | 2,041 | 20,333 | 5,650,291 |
| LONG TERM LIABILITIES POSITION | 5,061,320 | 50,418,338 | 23,815 | 237,236 | 50,655,574 |
| NET BALANCE | **(5,496,274)** | **(54,751,125)** | **(25,856)** | **(257,569)** | **(55,008,694)** |

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELMEX**
TELEFONOS DE MEXICO, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

**TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE**
**(Thousands of Pesos)**



ANNEX 6

CONSOLIDATED
Final Printing

NOTES

EXCHANGE RATES USED:

TRADE BALANCE IN FOREIGN EXCHANGE:
THE AVERAGE MONTLY EXCHANGE RATES PUBLISHED BY BANCO DE MEXICO.

ASSETS AND LIABILITIES IN FOREIGN CURRENCY:
EXCHANGE RATES AT END OF THE MONTH.

| SOURCE | CURRENCY MONEY | E.R. |
|---|---|---|
| DOLLAR (U.S.) | 5,626,492 | 9.9615 |
| FRENCH FRANC (F.F.) | 170,024 | 1.5149 |

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: TELMEX
TELEFONOS DE MEXICO, S.A. DE C.V.

QUARTER: 2 YEAR: 2002

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

| MONTH | MONETARY ASSETS | MONETARY LIABILITIES | (ASSET) LIABILITIES MONETARY POSITION | MONTHLY INFLATION | MONTHLY (PROFIT) AND LOSS |
|---|---|---|---|---|---|
| JANUARY | 31,027,382 | 89,301,410 | (58,274,028) | 0.92 | 536,121 |
| FEBRUARY | 29,712,167 | 86,700,530 | (56,988,363) | 0.06 | (34,193) |
| MARCH | 31,768,376 | 86,801,951 | (55,033,575) | 0.51 | 280,671 |
| APRIL | 32,954,797 | 86,358,850 | (53,404,053) | 0.55 | 293,722 |
| MAY | 33,160,637 | 83,470,831 | (50,310,194) | 0.20 | 100,620 |
| JUNE | 35,284,013 | 85,812,480 | (50,528,467) | 0.49 | 247,589 |
| ACTUALIZATION: | 0 | 0 | 0 | 0.00 | 14,459 |
| CAPITALIZATION: | 0 | 0 | 0 | 0.00 | 0 |
| FOREIGN CORP.: | 0 | 0 | 0 | 0.00 | 957 |
| OTHER | 0 | 0 | 0 | 0.00 | (34,684) |
| TOTAL | | | | | 1,405,262 |

NOTES

The month of February had deflation. The format SIFIC/ICS does not accept negative signs in the montly inflation column.

STOCK EXCHANGE CODE: **TELMEX**
**TELEFONOS DE MEXICO, S.A. DE C.V.**

QUARTER: **2** YEAR: **2002**

**BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)**

**ANNEX 8**

**CONSOLIDATED**
**Final Printing**

| FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE |
|---|
| DOES NOT APPLY |

| ACTUAL SITUATION OF FINANCIAL LIMITED |
|---|
| DOES NOT APPLY |

| BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE |
|---|

## PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

| PLANT OR CENTER | ECONOMIC ACTIVITY | PLANT CAPACITY (1) | UTILIZATION (%) |
|---|---|---|---|
| NOT AVAILABLE | | 0 | 0 |

NOTES

# MEXICAN STOCK EXCHANGE
# SIFIC / ICS

STOCK EXCHANGE CODE: **TELMEX** QUARTER: **2** YEAR: **2002**
**TELEFONOS DE MEXICO, S.A. DE C.V.**

## MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

| DOMESTIC | MAIN SUPPLIERS | FOREIGN | MAIN SUPPLIERS | DOM. SUBST. | COST PRODUCTION (%) |
|---|---|---|---|---|---|
| NOT AVAILABLE | | | | | |

NOTES

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

| MAIN PRODUCTS | TOTAL PRODUCTION | | NET SELLS | | MARKET SHARE (%) | MAIN | |
|---|---|---|---|---|---|---|---|
| | VOLUME | AMOUNT | VOLUME | AMOUNT | | TRADEMARKS | COSTUMERS |
| LOCAL SERVICE | | 0 | 0 | 25,576,306 | | | |
| LONG DISTANCE SERVI | | 0 | 0 | 17,180,355 | | | |
| INTERCONNECTION | | 0 | 0 | 7,323,634 | | | |
| OTHERS | | 0 | 0 | 1,983,850 | | | |
| TOTAL | | | | 52,064,145 | | | |

STOCK EXCHANGE CODE: TELMEX
TELEFONOS DE MEXICO, S.A. DE C.V.

QUARTER: 2 YEAR: 2002

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS


CONSOLIDATED
Final Printing

| MAIN PRODUCTS | TOTAL PRODUCTION | | NET SELLS | | DESTINATION | MAIN | |
|---|---|---|---|---|---|---|---|
| | VOLUME | AMOUNT | VOLUME | AMOUNT | | TRADEMARKS | COSTUMERS |
| NET SETTLEMENT | | 0 | 0 | 1,491,189 | | | |
| TOTAL | | | | 1,491,189 | | | |

NOTES

ANNEX 12

## CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

### NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : 2001 — 63,423,727

Number of shares Outstanding at the Date of the NFEA: ( Units ) — 13,164,847,668

[X] ARE THE FIGURES FISCALLY AUDITED? [X] ARE THE FIGURES FISCALLY

### DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM THE NFEA

| QUARTER | SERIES | NUMBER OF SHARES OUTSTANDING | DATE OF SETLEMENT | AMOUNT |
|---|---|---|---|---|
| 1ER. | AA-AL | 13,076,877,931.00 | 31/03/2002 | 1,608,080.00 |

### DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 30 OF JUNIO OF 2002

| | |
|---|---|
| FISCAL EARNINGS | 0 |
| - DETERMINED INCOME | 0 |
| + DEDUCTED WORKER'S PROF | 0 |
| - DETERMINED WORKER | 0 |
| - DETERMINED RFE | 0 |
| - NON DEDUCTABLES | 0 |
| NFE OF PERIOD : | 0 |

### BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 30 OF JUNIO OF 2002 — 63,721,150

Number of shares Outstanding at the Date of the NFEA: ( Units ) — 13,029,228,431

STOCK EXCHANGE COI TELMEX QUARTER: 2 YEAR: 2002

RAZON SOCIAL: TELEFONOS DE MEXICO, S.A. DE C.V.

## ANNEX 12 - A

## CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

### NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2001** — 13,833,254

Number of Shares Outstanding at the Date of the NFEAR: ( Units ) — 13,164,847,668

[X] ARE FIGURES FISCALLY AUDITED? [X] ARE FIGURES FISCALLY CONSOLIDATED?

### DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

| QUARTER | SERIES | NUMBER OF SHARES OUTSTANDING | DATE OF SETTELMENT | AMOUNT |
|---|---|---|---|---|
| 2DO. | AA-AL | 13,029,228,431.00 | 30/06/2002 | 1,789,625.00 |

### DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 30 OF JUNIO OF 2002

| | |
|---|---|
| FISCAL EARNINGS: | 0 |
| + DEDUCTED WORKER'S PROFIT SHA | 0 |
| - DETERMINED INCOME TAX: | 0 |
| - NON-DEDUCTABLES | 0 |
| - (+) EARNINGS (LOSS) FROM FOREING OF PROFIT: | 0 |
| DETERMINATED RFE OF THE FISCAL YEAR | 0 |
| - INCOME TAX (DEFERED ISR): | |
| * FACTOR TO DETERMINE THE NFEAR: | 0 |
| NFER FROM THE PERIOD | 0 |

### BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **30** OF JUNIO OF 2002 — 10,066,400

Number of shares Outstanding at the Date of the NFEAR ( Units ) — 13,029,228,431

### MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFEAR ( Units ) — 0

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: TELMEX
TELEFONOS DE MEXICO, S.A. DE C.V.

QUARTER: 2 YEAR: 2002

CONSOLIDATED
Final Printing

### INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

#### CHARACTERISTICS OF THE SHARES

| SERIES | NOMINAL VALUE | VALID CUPON | NUMBER OF SHARES | | | | CAPITAL STOCK (Thousands of Pesos) | |
|---|---|---|---|---|---|---|---|---|
| | | | PORTION | PORTION | MEXICAN | SUSCRIPTION | FIXED | VARIABLE |
| A | 0.02500 | 0 | 306,243,253 | | | 306,243,253 | 7,656 | |
| AA | 0.02500 | 0 | 4,157,206,963 | | 4,157,206,963 | | 103,930 | |
| L | 0.02500 | 0 | 8,565,778,215 | | | 8,565,778,215 | 214,145 | |
| TOTAL | | | **13,029,228,431** | **0** | **4,157,206,963** | **8,872,021,468** | **325,731** | **0** |

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :
13,029,228,431
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

#### REPURCHASED OWN SHARES

| SERIES | NUMBER OF SHARES | MARKET VALUE OF THE SHARE AT REPURCHASE | AT QUARTER |
|---|---|---|---|
| L | 135,619,237 | 16.37260 | 17.11340 |

# MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: TELMEX
TELEFONOS DE MEXICO, S.A. DE C.V.

QUARTER: 2 YEAR: 2002

CONSOLIDATED
Final Printing

**DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.**

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM 1 OF JANUARY TO 30 OF JUNE OF 2002 AND 2001 IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

P.P.

ING. ADOLFO CEREZO PEREZ
CHIEF FINANCIAL OFFICER

C.P. EDUARDO ROSENDO GIRARD
COMPTROLLER

MEXICO, D.F., AT JULY 23 OF 2002

# BOLSA MEXICANA DE VALORES, S.A. DE C.V.
## SIFIC / ICS

CLAVE DE COTIZACION: TELMEX

FECHA: 23/07/2002 14:05

## DATOS GENERALES DE LA EMISORA

| | |
|---|---|
| RAZON SOCIAL: | TELEFONOS DE MEXICO, S.A. DE C.V. |
| DOMICILIO: | PARQUE VIA 198 |
| COLONIA: | CUAUHTEMOC |
| C. POSTAL: | 06599 |
| CIUDAD Y ESTADO: | MEXICO ,D.F. |
| TELEFONO: | 52 22 12 12 |
| FAX: | |
| E-MAIL: | |
| DIRECCION DE INTERNET: | |

AUTOMATICO: X

## DATOS FISCALES DE LA EMISORA

| | |
|---|---|
| RFC EMPRESA: | TME840315KT6 |
| DOMICILIO FISCAL: | PARQUE VIA 198 |
| COLONIA: | CUAUHTEMOC |
| C. POSTAL: | 06599 |
| CIUDAD Y ESTADO: | MEXICO ,D.F. |

## RESPONSABLE DE PAGO

| | |
|---|---|
| NOMBRE: | C.P. EDUARDO ROSENDO GIRARD |
| DOMICILIO: | PARQUE VIA 198 - 5° PISO OFIC. 501 |
| COLONIA: | CUAUHTEMOC |
| C. POSTAL: | 06599 |
| CIUDAD Y ESTADO: | MEXICO ,D.F. |
| TELEFONO: | 52 22 53 95 |
| FAX: | 52 50 80 54 |

## DATOS DE LOS FUNCIONARIOS

| | |
|---|---|
| PUESTO BMV: | PRESIDENTE DEL CONSEJO DE ADMINISTRACION |
| PUESTO: | PRESIDENTE DEL CONSEJO DE ADMINISTRACION |
| NOMBRE: | ING. CARLOS SLIM HELU |
| DOMICILIO: | AV. PASEO DE LAS PALMAS NO. 736 |
| COLONIA: | LOMAS DE CHAPULTEPEC |
| C. POSTAL: | 11000 |
| CIUDAD Y ESTADO: | MEXICO D.F. |
| TELEFONO: | 56 25 49 00 |
| FAX: | 55 92 32 70 |
| E-MAIL: | |

| | |
|---|---|
| PUESTO BMV: | DIRECTOR GENERAL |
| PUESTO: | DIRECTOR GENERAL |
| NOMBRE: | ING. JAIME CHICO PARDO |
| DOMICILIO: | PARQUE VIA 190 - 10°. PISO OFIC. 1001 |
| COLONIA: | CUAUHTEMOC |
| C. POSTAL: | 06599 |

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: TELMEX FECHA: 23/07/2002 14:05

| | |
|---|---|
| CIUDAD Y ESTADO: | MEXICO D.F. |
| TELEFONO: | 55 46 15 46 Y 52 22 51 52 |
| FAX: | 57 05 00 39 |
| E-MAIL: | |

---

| | |
|---|---|
| PUESTO BMV: | DIRECTOR DE FINANZAS |
| PUESTO: | DIRECTOR DE FINANZAS Y ADMINISTRACION |
| NOMBRE: | ING. ADOLFO CEREZO PEREZ |
| DOMICILIO: | PARQUE VIA 190 - 10°. PISO OFIC. 1016 |
| COLONIA: | CUAUHTEMOC |
| C. POSTAL: | 06599 |
| CIUDAD Y ESTADO: | MEXICO D.F. |
| TELEFONO: | 52 22 57 80 Y 52 22 51 44 |
| FAX: | 52 55 15 76 |
| E-MAIL: | acerezo@telmex.com |

---

| | |
|---|---|
| PUESTO BMV: | RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL |
| PUESTO: | SUBDIRECTOR DE CONTRALORIA |
| NOMBRE: | C.P. EDUARDO ROSENDO GIRARD |
| DOMICILIO: | PARQUE VIA 198 - 5° PISO OFIC. 501 |
| COLONIA: | CUAUHTEMOC |
| C. POSTAL: | 06599 |
| CIUDAD Y ESTADO: | MEXICO D.F. |
| TELEFONO: | 52 22 53 95 |
| FAX: | 52 50 80 54 |
| E-MAIL: | erosendo@telmex.com |

---

| | |
|---|---|
| PUESTO BMV: | SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL |
| PUESTO: | GERENTE DE INTEGRACION CONTABLE CORPORATIVA |
| NOMBRE: | C.P. WALTERIO FLORES ARIAS |
| DOMICILIO: | PARQUE VIA 198 - PISO 5° OFIC. 503 |
| COLONIA: | CUAUHTEMOC |
| C. POSTAL: | 06599 |
| CIUDAD Y ESTADO: | MEXICO D.F. |
| TELEFONO: | 52 22 18 04 52 22 18 03 |
| FAX: | 57 05 07 29 |
| E-MAIL: | wflores@telmex.com |

---

| | |
|---|---|
| PUESTO BMV: | RESPONSABLE DEL AREA JURIDICA |
| PUESTO: | DIRECTOR JURIDICO |
| NOMBRE: | LIC. SERGIO F. MEDINA NORIEGA |
| DOMICILIO: | PARQUE VIA 190 - 2°. PISO OFIC. 202 |
| COLONIA: | CUAUHTEMOC |
| C. POSTAL: | 06599 |
| CIUDAD Y ESTADO: | MEXICO D.F. |
| TELEFONO: | 52 22 14 25 52 22 57 42 |
| FAX: | 55 46 43 74 |
| E-MAIL: | smedina@telmex.com |

---

| | |
|---|---|
| PUESTO BMV: | SECRETARIO DEL CONSEJO DE ADMINISTRACION |
| PUESTO: | SECRETARIO DEL CONSEJO DE ADMINISTRACION |

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

SIFIC / ICS

CLAVE DE COTIZACION: TELMEX FECHA: 23/07/2002 14:05

| | |
|---|---|
| NOMBRE: | LIC. SERGIO F MEDINA NORIEGA |
| DOMICILIO: | PARQUE VIA 190 - 2°. PISO OFIC. 202 |
| COLONIA: | CUAUHTEMOC |
| C. POSTAL: | 06599 |
| CIUDAD Y ESTADO: | MEXICO D.F. |
| TELEFONO: | 52 22 14 25  52 22 57 42 |
| FAX: | 55 46 43 74 |
| E-MAIL: | smedinan@telmex.com |

---

| | |
|---|---|
| PUESTO BMV: | RESPONSABLE DE INFORMACION A INVERSIONISTAS |
| PUESTO: | GERENTE DE RELACION CON INVERSIONISTAS |
| NOMBRE: | LIC. ALEJANDRO MARTINEZ ALTAMIRANO |
| DOMICILIO: | PARQUE VIA 198 - 7°. PISO OFIC. 701 |
| COLONIA: | CUAUHTEMOC |
| C. POSTAL: | 06599 |
| CIUDAD Y ESTADO: | MEXICO D.F. |
| TELEFONO: | 57 03 39 90 |
| FAX: | 55 45 55 50 |
| E-MAIL: | amaltami@telmex.com y ri@telmex.com |

---

| | |
|---|---|
| PUESTO BMV: | ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET |
| PUESTO: | SUBDIRECTOR DE CONTRALORIA |
| NOMBRE: | C.P. EDUARDO ROSENDO GIRARD |
| DOMICILIO: | PARQUE VIA 198 , 5° PISO OFIC. 501 |
| COLONIA: | CUAUHTEMOC |
| C. POSTAL: | 06599 |
| CIUDAD Y ESTADO: | MEXICO D.F. |
| TELEFONO: | 52 22 53 95 |
| FAX: | 52 50 80 54 |
| E-MAIL: | erosendo@telmex.com |

---

| | |
|---|---|
| PUESTO BMV: | ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET |
| PUESTO: | GERENTE DE VALORES |
| NOMBRE: | ACT. TERESA CURRIELCHE CRUZ |
| DOMICILIO: | PARQUE VIA 198 - 2° PISO OFIC. 201 |
| COLONIA: | CUAUHTEMOC |
| C. POSTAL: | 06599 |
| CIUDAD Y ESTADO: | MEXICO D.F. |
| TELEFONO: | 52 22 55 34 |
| FAX: | 52 54 59 55 |
| E-MAIL: | tcurriel@telmex.com |